                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
             Under the Securities Exchange Act of 1934, as amended
                                FINAL AMENDMENT

                           The Cosmetic Center, Inc.
                           -------------------------
                                (Name of Issuer)

                 Class C Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  221 234 30 5
                                  ------------
                                 (CUSIP Number)

                            Barry F. Schwartz, Esq.
                              Mafco Holdings Inc.
                                 35 E. 62nd St.
                               New York, NY 10021
                  -------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                           Wade H. Nichols III, Esq.
                      Revlon Consumer Products Corporation
                               625 Madison Avenue
                            New York, New York 10022

                               December 10, 1998
                      ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                               Page 1 of 9 Pages

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                                                                    Page 2 of 9

                                  SCHEDULE 13D

CUSIP No. 221 234 30 5

1.   Name of Reporting Person

     Revlon Consumer Products Corporation

2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [ ]
3.   SEC Use Only

4.   Source of Funds
     BK, OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]

6.   Citizenship or Place of Organization

     Delaware

                                    7.  Sole Voting Power
                                        None
Number of
Shares                              8.  Shared Voting Power
Beneficially                            None
Owned By
Reporting                           9.  Sole Dispositive Power
Person                                  None
With
                                    10. Shared Dispositive Power
                                        None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     None

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                 [ ]

13.  Percent of Class Represented by Amount in Row (11)
     0%

14.  Type of Reporting Person
     CO

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                                                                    Page 3 of 9
                                  SCHEDULE 13D


CUSIP No. 221 234 30 5

1.   Name of Reporting Person
     Mafco Holdings Inc.

2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [ ]

3.   SEC Use Only

4.   Source of Funds

     BK, OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]

6.   Citizenship or Place of Organization

     Delaware

                           7.  Sole Voting Power
                               None
Number of
Shares                     8.  Shared Voting Power
Beneficially                   None
Owned By
Reporting                  9.  Sole Dispositive Power
Person                         None
With
                           10. Shared Dispositive Power
                               None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     None

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                 [ ]

13.  Percent of Class Represented by Amount in Row (11)
     0%

14.  Type of Reporting Person
     CO

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                                                                    Page 4 of 9


Revlon Consumer Products Corporation, a Delaware corporation ("Revlon"), and Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings", and together with Revlon, the "Reporting Persons"), hereby amend and supplement the Statement on Schedule 13D filed on May 5, 1997 (the "Schedule 13D") relating to the beneficial ownership by the Reporting Persons of the Class C common stock, par value $.01 per share (the "Class C Common Stock"), of The Cosmetic Center, Inc., a Delaware corporation (the "Company"). This amendment is the final amendment to the Schedule 13D and, unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         The principal executive offices of the Company are located at 8700 Robert Fulton Drive, Columbia, Maryland 21046.

ITEM 2.  IDENTITY AND BACKGROUND

         The names, business addresses and principal businesses of each of the current directors and executive officers of Revlon are set forth on Schedule I hereto and incorporated by reference herein, and the names, business addresses, and principal businesses of each of the current directors and executive officers of Mafco Holdings are set forth on Schedule II hereto and incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION

         Revlon, Inc., a Delaware corporation, beneficially owns all of the outstanding shares of Revlon. Mafco Holdings owns, indirectly through REV Holdings Inc., shares of Revlon, Inc. common stock representing approximately 83.0% of the outstanding shares of Revlon, Inc. common stock and 97.4% of the voting power of the outstanding shares of Revlon, Inc. common stock.

         On December 10, 1998 Revlon and Prestige Holdings I, L.P., a Delaware limited partnership (the "Limited Partnership"), executed a Contribution Agreement (the "Contribution Agreement") pursuant to which Revlon contributed all of its 8,479,335 shares of the Company's Class C Common Stock, which constitutes approximately 84.6% of the Company's outstanding Class C Common Stock, and certain amounts owed by the Company to Revlon for working capital and inventory, to the Limited Partnership. Revlon received a limited partnership interest in the Limited Partnership. The Limited Partnership is comprised of a general partner, Prestige I, L.L.C., a Delaware limited liability corporation which is controlled by York Management Services, Inc. ("York"), and two limited partners, Revlon and Prestige II, L.L.C., a Delaware limited liability corporation which is controlled by York. The general partner controls the management and policies of the Limited Partnership.

         Pursuant to the Contribution Agreement, the Company's By-Laws were amended to require the affirmative vote of at least 85% of the directors present at a meeting of the Board of Directors (but not at meetings of committees thereof) where a quorum is present in order to take action and to provide that a quorum requires that at least 85% of the directors be present for a meeting of the Board of Directors (but not at meetings of committees thereof). In addition, pursuant to the Contribution Agreement, two of the three members of the Executive Committee of the Board of Directors of the Company (the "Executive Committee") were removed as members of the Executive Committee, and two individuals designated by the Limited Partnership were elected to the Board of Directors of the Company and to fill the vacancies on the Executive Committee.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) None.

         (b) None.

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                                                                    Page 5 of 9


         (c) Except as set forth in Item 4, neither of the Reporting Persons has effected any transactions in shares of the Company's Class C Common Stock during the past sixty (60) days.

         (d) See Item 4.

         (e) See Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         6. Contribution Agreement dated as of December 10, 1998 between the Limited Partnership and Revlon.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 11, 1998


                                       REVLON CONSUMER PRODUCTS CORPORATION


                                       By: /s/ Robert K. Kretzman
                                          -------------------------------------
                                          Name:  Robert K. Kretzman
                                          Title: Senior Vice President and
                                                 Deputy General Counsel


                                       MAFCO HOLDINGS INC.


                                       By: /s/ Glenn Dickes
                                          -------------------------------------
                                          Name:  Glenn Dickes
                                          Title: Senior Vice President



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                                                                    Page 7 of 9

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.       Document
-----------       --------

    6. Contribution Agreement dated as of December 10, 1998 between the Limited Partnership and Revlon.

                                   SCHEDULE I
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                      REVLON CONSUMER PRODUCTS CORPORATION

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Revlon Consumer Products Corporation ("Revlon") is set forth below. If no business address is given, the director's or officer's address is Revlon Consumer Products Corporation, 625 Madison Avenue, New York, New York 10022. All of the directors and executive officers are United States citizens.

                                                                          PRINCIPAL OCCUPATION, IF OTHER THAN AS
                              POSITION WITH REVLON CONSUMER PRODUCTS      EXECUTIVE OFFICER OF REVLON CONSUMER
NAME & BUSINESS ADDRESS       CORPORATION                                 PRODUCTS CORPORATION
----------------------------  -------------------------------------       ------------------------------------------
Ronald O. Perelman            Chairman of the Board, Director             Chairman of the Board and Chief Executive
35 East 62nd Street                                                       Officer of Mafco Holdings Inc.
New York, NY  10021                                                       35 East 62nd Street
                                                                          New York, NY  10021

Howard Gittis                 Director                                    Vice Chairman of Mafco Holdings Inc.
35 East 62nd Street                                                       35 East 62nd Street
New York, NY  10021                                                       New York, NY  10021

Irwin Engelman                Vice Chairman of the Board,
35 East 62nd Street           Chief Administrative Officer,
New York, NY  10021           Director

Donald G. Drapkin             Director                                    Vice Chairman of Mafco Holdings Inc.
35 East 62nd Street                                                       35 East 62nd Street
New York, NY  10021                                                       New York, NY  10021

Edward J. Landau              Director                                    Attorney and Senior Partner at Wolf, Block,
250 Park Avenue                                                           Schorr & Solis Cohen LLP
10th Floor                                                                250 Park Avenue
New York, NY  10177                                                       New York, NY  10177

Jerry W. Levin                Director                                    President and Chief Executive Officer
                                                                          of Sunbeam Corporation
                                                                          1615 South Congress Avenue, Suite 200
                                                                          Delray Beach, FL  33445
George Fellows                President and Chief Executive Officer
                              Director

William J. Fox                Senior Executive Vice President, Director

Frank J. Gehrmann             Executive Vice President and
                              Chief Financial Officer

Wade H. Nichols III           Executive Vice President and
                              General Counsel

D. Eric Pogue                 Senior Vice President

M. Katherine Dwyer            Senior Vice President

                                                                    Page 9 of 9
                                  SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF MAFCO HOLDINGS INC.

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc. is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021. All of the directors and executive officers are United States citizens.

                              POSITION WITH MAFCO                         PRINCIPAL OCCUPATION, IF OTHER THAN AS AN
NAME & BUSINESS ADDRESS       HOLDINGS                                    EXECUTIVE OFFICER OF MAFCO HOLDINGS
----------------------------  -----------------------------------         ----------------------------------------------------
Ronald O. Perelman            Chairman of the Board and
                              Chief Executive Officer, Director

Donald G. Drapkin             Vice Chairman, Director

Howard Gittis                 Vice Chairman, Director

James R. Maher                President, Director

Irwin Engelman                Executive Vice President                    Vice Chairman of the Board and
                              and Chief Financial Officer                 Chief Administrative Officer
                                                                          of Revlon Consumer Products Corporation
                                                                          625 Madison Avenue
                                                                          New York, NY 10022

Barry F. Schwartz             Executive Vice President
                              and General Counsel